SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33736

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 27, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 21, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

A&Q Alternative Fixed-Income Strategies Fund LLC [File No. 811-21117]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 8, 2019, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $11,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on November 8, 2019.

Applicant's Address: c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

IronBridge Funds, Inc. [File No. 811-22397]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to RMB Investors Trust, and on June 21, 2019 made a final distribution to its shareholders based on net asset value. Expenses of approximately $407,886.94 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: One Parkview Plaza, Suite 700, Oakbrook Terrace, Illinois 60181.

Morgan Stanley Asia-Pacific Fund, Inc. [File No. 811-08388]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Morgan Stanley Institutional Fund, Inc. – Emerging Markets Portfolio, and on April 8, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $135,800 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 7, 2019.

Applicant's Address: Morgan Stanley Asia-Pacific Fund, Inc., c/o Morgan Stanley

Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Morgan Stanley Emerging Markets Fund, Inc. [File No. 811-06403]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. The applicant has transferred its assets to Emerging

Markets Portfolio, a series of Morgan Stanley Institutional Fund, Inc., and on February 25, 2019

made a final distribution to its shareholders based on net asset value. Expenses of $123,000

incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 7, 2019.

Applicant's Address: Morgan Stanley Emerging Markets Fund, Inc., c/o Morgan Stanley

Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Morgan Stanley Institutional Fund of Hedge Funds LP [File No. 811-10593]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant is no longer making and does not propose to

make a public offering of its securities. Applicant will continue to operate in reliance on 3(c)(7)

of the Act.

Filing Date: The application was filed on October 1, 2019.

Applicant's Address: Morgan Stanley Institutional Fund of Hedge Funds LP, c/o 100 Front

Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881.

OFI Funds Trust [File No. 811-23231]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on May

24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of

$1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

OFI SteelPath Series Trust [File No. 811-23277]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Discovery Fund [File No. 811-04410]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Discovery Mid Cap Growth Fund [File No. 811-10071]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Equity Income Fund [File No. 811-04797]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Government Cash Reserves [File No. 811-05582]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Government Money Market Fund [File No. 811-02454]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Institutional Government Money Market Fund [File No. 811-21888]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Short-Term Investments Trust, and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Intermediate Income Fund [File No. 811-22314]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment

Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Intermediate Term Municipal Fund [File No. 811-22142]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer International Diversified Fund [File No. 811-21775]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Limited-Term Bond Fund [File No. 811-03430]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Main Street All Cap Fund [File No. 811-10001]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Equity Funds (Invesco Equity Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Main Street Funds [File No. 811-05360]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Equity Funds (Invesco Equity Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Main Street Mid Cap Fund [File No. 811-09333]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Main Street Small Cap Fund [File No. 811-22806]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Master Event-Linked Bond Fund, LLC [File No. 811-22207]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Master Inflation Protected Securities Fund, LLC [File No. 811-22420]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Multi-State Municipal Trust [File No. 811-05867]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Municipal Fund [File No. 811-21881]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 1, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Real Estate Fund [File No. 811-10589]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rising Dividends Fund [File No. 811-02944]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Equity Funds (Invesco Equity Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester AMT-Free Municipal Fund [File No. 811-02668]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester AMT-Free New York Municipal Fund [File No. 811-04054]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 1, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester California Municipal Fund [File No. 811-05586]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value.

Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

<u>Filing Date</u>: The application was filed on November 4, 2019.

<u>Applicant's Address</u>: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester Fund Municipals [File No. 811-03614]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

<u>Filing Date</u>: The application was filed on November 4, 2019.

<u>Applicant's Address</u>: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester Ltd Term California Municipal Fund [File No. 811-21474]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

<u>Filing Date</u>: The application was filed on November 4, 2019.

<u>Applicant's Address</u>: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Rochester Short Duration High Yield Municipal Fund [File No. 811-04803]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Series Fund [File No. 811-03346]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Short Term Municipal Fund [File No. 811-22139]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer SteelPath MLP Funds Trust [File No. 811-22363]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer SteelPath Panoramic Funds [File No. 811-23061]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Oppenheimer Ultra-Short Duration Fund [File No. 811-22520]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Rochester Portfolio Series [File No. 811-06332]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 20, 2019.

Applicant's Address: 6802 South Tucson Way, Centennial, Colorado 80112.

Satuit Capital Management Trust [File No. 811-10103]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 21, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on August 23, 2019, and amended on November 12,

2019 and December 2, 2019.

Applicant's Address: 1014 Fulton Greer Road, Suite 4B, Franklin, Tennessee 37064.

XAI Octagon Credit Opportunities Alternative Registered Trust – Brokerage Feeder [File No. 811-23178]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 13, 2019.

Applicant's Address: 321 North Clark Street, Suite 2430, Chicago, Illinois 60654.

XAI Octagon Credit Opportunities Master Trust [File No. 811-23203]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 13, 2019.

Applicant's Address: 321 North Clark Street, Suite 2430, Chicago, Illinois 60654.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary